

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 6, 2011

Mr. John Leahy
Chief Financial Officer and Treasurer
iRobot Corporation
8 Crosby Drive
Bedford, MA 01730

> **Re: iRobot Corporation**
> **Form 10-K**
> **Filed February 18, 2011**
> **and Documents Incorporated by Reference**
> **File No. 0-51598**

Dear Mr. Leahy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s

Larry Spirgel
Assistant Director